Mail Stop 4720

September 10, 2009

Mr. Robert E. Conway
Chief Executive Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, CO 80301

> **Re: Array BioPharma Inc.**
> **Registration Statement on Form S-3**
> **Filed on October 31, 2009**
> **File Number 333-161633**

Dear Mr. Conway:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form S-3

1. We note that you have requested confidential treatment of Exhibit 4.2 of your registration statement. Please note that comments related to your confidential treatment request will be provided under separate cover. All comments will need to be fully resolved before we take final action on the registration statement.

2. We note that 2 million shares of common stock that you seek to register are issuable upon the redemption of the warrants following certain major transactions and events of default and upon the occurrence of certain events specified in the warrants. Because the events described have not yet occurred, it is premature to register these shares at this time. Please revise to remove these 2 million shares of common stock from your registration statement.

3. Please refer to your statement that 2 million shares of common stock that you seek to register are issuable upon the redemption of the warrants following certain major transactions and events of default and upon the occurrence of certain events specified in the warrants. Please expand your filing to provide a more specific description of the events or transactions that trigger redemption of the warrants, and the events that result in the issuance of the additional 2 million shares, should the events occur. While some of this information is the subject of your pending confidential treatment request, we do not believe that such request is appropriate because the information appears to be material.

4. Please expand your filing to provide a description of the redemption provisions, including a discussion of how the redemption price will be determined. While some of this information is the subject of your pending confidential treatment request, we do not believe that such request is appropriate because the information appears to be material.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Carin M. Kutcipal
        Hogan & Hartson L.L.P.
        1470 Walnut Street, Suite 200
        Boulder, CO 80302